Mail Stop 0306


May 17, 2005



VIA U.S. MAIL AND FAX (509) 783-5475

Mr. Jon Correio
Chief Financial Officer
Electronic Systems Technology, Inc.
415 North Quay Street
Kennewick, Washington 99336

	Re:	Electronic Systems Technology, Inc.
		Form 10-KSB for the year ended December 31, 2004


Dear Mr. Correio:

      We have reviewed your filing and have the following comments.
We have limited our review to matters related to the issues raised in our comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 10-KSB for the year ended December 31, 2004

Item 8A. Controls and Procedures

1. We note your disclosure that your principal executive officer and principal financial officer have evaluated your disclosure controls and procedures as of a date within 90 days before the filing date of your annual report. Please revise future filings to disclose management`s conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the annual report. Refer to Item 307 of Regulation S-B and Part III.F of Management`s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act
Periodic Reports, Release No. 33-8238, available on our website at www.sec.gov/rules/final/33-8238.htm.

2. Please also revise your disclosure in future filings to indicate whether there was any change in your internal control over financial reporting that occurred during the fourth quarter that has materially affected or is reasonably likely to materially affect your internal control over financial reporting, as required by Item 308(c) of Regulation S-K as amended effective August 13, 2003.

Financial Statements

Report of Independent Registered Public Accounting Firm

3. Please provide us with a copy of the signed audit opinion.
Please
ensure future filings include a properly signed audit opinion from your auditors.

Statements of Income - Page 3

4. Revise your statement of income in future filings to separately disclose revenues from the sale of products, services, and other products if revenues from any individual referenced component are
more than 10 percent of the total revenue for the year.   Related
cost and expenses should be combined and disclosed separately as well.

5. We note your cost of sales on the face of your statement of income includes a roll-forward of your inventory. Revise future filings to delete this presentation from your income statement or tell us why such presentation is appropriate. Also, confirm that all cost of producing finished goods is included in cost of sales. Specifically, tell us what is included in "allocated costs?" We may have additional comments after reviewing your response.

Note 1. Organization and Summary of Significant Accounting
Policies -
Page 8

Revenue Recognition

6. Please expand future filings to describe your revenue
recognition
policy in greater detail. To the extent that the policy differs among customer categories (i.e. domestic MDC and foreign industrial automation); make your disclosure product line specific. Details should be provided to the extent that policy differs among the various marketing venues used by the Company, i.e. distributors and reseller. Also, if the policies vary in different parts of the world
those differences should be discussed.  Provide details of
discounts,
return policies, post shipment obligations, customer acceptance, warranties, credits, rebates, and price protection or similar privileges and how these impact revenue recognition. Also provide a supplemental analysis that explains your revenue recognition practices and demonstrates that your policies are SAB 104 and SFAS 48 compliant.

Note 13. Foreign Sales

7. It appears that you have several different operating segments; based on the nature of the products that you sell and the types of customers that you have. Please revise future filings to clarify your operating segments and revise to comply with the disclosure requirements of SFAS 131.

Form 10-QSB for the quarter period ended March 31, 2005

Statement of Income (Loss)

8. Supplementally tell us what is included in the line-item "Engineering Services" and Engineering Support" included in your other income (expense) total. If this relates to services provided to customers, tell us why it is not included in operating income and expense in your statement of income.



* * * * * * * *
      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;
* Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Julie Sherman, Staff Accountant, at (202)
551-
3640, or me at (202) 551-3554 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, the Senior Assistant Chief Accountant, at (202) 551-3671.


							Sincerely,


							Angela Crane
							Branch Chief


Mr. Jon Correio
Electronic Systems Technology, Inc.
May 17, 2005
Page 5